Global Technologies Corp

c/o Yair David Guttman

Maale Amos 40

Maale Amos, 90966 Israel

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs

Re:	Global Technologies Corp .
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26 , 2015
Commission File No. 333-202164

NEW REQUEST FOR ACCELERATION OF EFFECTIVENESS

( and withdrawal of request filed on April 13 2015)

Requested Date:	April 16 2015
Requested Time:	4:01 PM Eastern Daylight Time

Ladies and Gentlemen:

Triumph Ventures Corp. (the “Registrant”) hereby wishes to withdraw the request for acceleration filed on April 13 2015 and make a new request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above (or as soon thereafter as practicable).

The Registrant hereby authorizes attorney Thomas J. Craft, Jr. or Richard Rubin to orally modify this request for acceleration, if necessary.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Rubin at (917) 957-9092, or in his absence, Mr. Craft at (561) 317-7036.

Sincerely yours,

Global Technologies Corp

By:	/s/ Yair David Guttman CEO/DIRECTOR